SEC File Number: 001-13349
CUSIP Number: [066849100]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ___ Form 10-K  ___ Form 20-F x  Form 11-K   ___ Form 10-Q ___Form 10-D ___Form N-SAR ___Form N-CSR

For Period Ended: December 31, 2010

___    Transition Report on Form 10-K

___     Transition Report on Form 20-F

___     Transition Report on Form 11-K

___     Transition Report on Form 10-Q

___     Transition Report on Form N-SAR

For the transition period ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Bar Harbor Bankshares 401(k) Plan
Full Name of Registrant

N/A
Former Name if Applicable

82 Main Street
Address of Principal Executive Office (Street and Number)

Bar Harbor, Maine 04609
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the Bar Harbor Bankshares 401(k) Plan (the "Plan"). The Plan is unable to timely file its Form 11-K because the audit of the financial statements is still in process. In order to ensure the accuracy of the information contained in the Form 11-K, the Plan believes it is necessary to obtain an extension of the filing date.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Marsha C. Sawyer	[207]	[288-2639]
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
       Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          x  Yes     ___ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ____ Yes       x  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * * * * * *

Bar Harbor Bankshares 401(k) Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2011

By: /s/ Marsha C. Sawyer
       Marsha C. Sawyer
       Plan Administrator